MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	Level 3, 40 JOHNSTON STREET
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	June 30, 2006

DATE OF REPORT:	July 31, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	July 31 2006
DIRECTOR	FULL NAME	DATE SIGNED

“Richard Webber”	Richard Webber	July 31 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is July 31, 2006, for the period ended June 30, 2006.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in New Zealand and Papua New Guinea. This activity comprises:
-	Undertaking geological and geophysical studies, both desk-top and field-based, with the objective of defining targets which can be risk-justified for drilling
-	The drilling and evaluation of exploration wells
-	The development of and production from any commercially viable discoveries.

The permits and licenses held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a large proportion of such exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group of participants where the joint venture holds an exploration permit or license through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right at the end of a work year to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture.

The Company held cash and short-term deposits amounting to $9.0 million as at June 30, 2006. Cash held by the Company decreased in the quarter by $2.3 million. This was a consequence of meeting operational and overhead commitments. The Company is capable of meeting all its obligatory commitments as at the date of this report.

The Company has incurred a loss for the quarter ended June 30, 2006 of $21,000 and a loss for the year to date of $1.8 million.

Cheal Field

Extended production testing of the Cheal wells ceased in December 2005. This decision was approved by the joint venture in anticipation of the imminent commencement of site and field development. As at the date of this report the field development plan and associated budget has been approved by the joint venture and work has commenced. The first phase in the

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

development concept is an early production facility which will enable limited production of approximately 300 barrels per day (100%), and thereby accelerate associated cash flows. Early production commenced on July 25th, 2006. Workovers of the Cheal wells A3X and A4 to replace steel tubing with chrome will be undertaken to enable access to the producing Mt Messenger interval and to isolate the Urenui interval. Oil will be transported from site by road tanker and associated gas will be used to generate electricity.

A minimum of two further wells are planned from the Cheal A site. Appraisal of the northern portion of the field is planned by drilling the Cheal B1 well from the B site, approximately 1 kilometre north of the Cheal A site; further development wells will ultimately be required from the Cheal B site to fully develop the field.

A hot oil pumping facility has been recommended to cater for field production. This can utilise conventional venturi type jet pumps or hydraulic piston type pumps downhole, both of which operate via the supplied external power fluid. This system has the advantage of reducing the pour point of the produced crude so that it becomes transportable.

The site and permanent associated production and process facilities will be designed to accommodate 2,000 barrels per day of oil production and 2 million cubic feet of gas per day from several wells in parallel production and all driven by jet pump. Sufficient pump and storage capacity is intended to cater for this level of production. The existing onsite gas engine generator can utilise ¼ MMCFD per day of associated gas. Excess gas will be exported as it is neither practical not commercially viable to consider on site power generation for the quantities above ¼ MMCFD per day that are anticipated. Several gas pipeline routes are currently under consideration.

Local council consents are currently being progressed through the various legal processes and full production of approximately 1,900 barrels per day (100%) is expected to be achieved early in quarter 2, 2007.

A Petroleum Mining Permit (PMP 38156) covering an area of 30 square kilometres was granted on July 26th, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following the delineation of further reserves.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the PEP 38738-01 permit, which incorporates all the mapped extent of the Cheal field. A Sproule International Ltd report dated December 31, 2005, estimates Proven Undeveloped Reserves in Cheal at 1.417 million barrels (100%).

A 3D seismic survey over the Cheal and Cardiff structures has been completed and preliminary results are being delivered from the processing centre at the time of writing. The results of the survey will be used to determine the optimum bottomhole locations for both the Cheal development wells and further wells on the Cardiff structure.

Cardiff Project

The Cardiff-2A deep gas well lies within PEP 38738-02. Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in March 2005. The joint venture agreed to production-test the three main reservoir intervals within the Kapuni Formation. The three primary test zones are all established producer sandstone

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

in offsetting wells and fields.

All test zones were hydraulically fractured over May/June 2005. However, during the latter part of the lowest test zone operation, fracturing sand backed up inside the production tubing for approximately 300 metres (1,000 feet). Severe delays in equipment availability prevented the removal of the sand until October. Flow testing commenced in October but, despite an initial clean-out of sands from the lower test zone, the zone blocked again with a viscous oily residue mixed with further ‘frac’ sand. Initial average test flows of gas (one million cubic feet plus per day) is interpreted to be dominantly from the uppermost test zone, the McKee. The middle zone, the K1A, was interpreted to be flowing water. The well was re-entered with coiled tubing in early November to clear the obstruction above the lowermost test zone. A series of flow and pressure build-up tests on the McKee sandstone formation have indicated an improvement in well productivity. This was reflected in flow rates which have at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate. Testing flows indicated that the higher pressure middle zone, the K1A, was not fully isolated from the uppermost zone and water was inhibiting the flow rates from the uppermost zone. An inflatable plug was set late April to isolate the middle and uppermost zone sand further flow testing has been conducted. The results of this set of tests were comparable to those previously obtained.

The bottom zone, the K3E, will be isolated and tested fully as part of the well workover program planned for the 4th quarter of 2006. The joint venture participants anticipate that by the end of the year it will be in a position to begin finalising plans for the optimum concept for field development. Newly acquired 3D seismic will help identify the potential for ‘sweet spots’ in the reservoir for future production wells.

A Petroleum Mining Permit (PMP 38156) covering an area of 30 square kilometres was granted on July 26th, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following the delineation of further reserves.

No reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic ‘resource in place in reservoir’ associated with the Cardiff structure within PEP 38738-02 as having 50% (10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves, which by definition are quantities deemed economically recoverable to surface. The resource estimates are made at equivalent surface temperature and pressure.

The Company holds a 25.1% share in PEP 38738-02, which includes the mapped extent of the Cardiff field.

Exploration Projects

The Company continues to evaluate its exploration portfolio to identify high impact prospects for drilling. The permit areas that the Company has an interest in contain a number of promising leads and prospects.

A seismic survey within permit PEP38258 (Offshore Canterbury - Company share 75%) commenced early April and has acquired 483 km of 2D data. The data will be processed within the next two months and will be used to further mature the Whaler prospect.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

An exploration drilling operation in Papua New Guinea (PPL235) was announced in February 2005. A listed British public company, Rift Oil PLC, committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. The joint venture acquired a heliportable drilling rig which was mobilised from the United States to Papua New Guinea within the quarter. Douglas-1 was spudded on April 4th and was drilled to a depth of 1978m (6430 feet). Primary reservoir targets for the well were the Jurassic aged Alene, Toro and intra Imburu sandstones.

The well reached a total depth of 1978 metres (6340 feet) on Friday 26th May. Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand from 1785 metres to 1789 metres (4 metres gross; 4 metres net) and the second in the Toro sand from 1838 metres to 1855 metres (17 metres gross; 12 metres net). Formation pressure measurements were also recorded.

Forward expenditures for the year 2006 are likely to be dominated by Cheal and Cardiff activities and a seismic program in Papua New Guinea .

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing exploration portfolio management.

The Company has earned a small amount of revenue from the sale of Cardiff condensate. The Company will re-commence earning revenue in the third quarter, 2006 as production operations were recommenced utilising temporary production facilities on July 25th at approximately 300 barrels per day (100%). Production will continue until the permanent production facilities are completed in quarter 1, 2007. Following completion of permanent facilities, the Company expects an initial production rate of approximately 1,000 barrels per day (100%) rising to approximately 1,900 barrels per day (100%) in quarter 2, 2007. Following site redevelopment, significant reductions in operating costs are also expected which will provide the Company with improved net income per barrel.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. If current high oil prices continue the Company will benefit from this following the recommencement of Cheal production. The Company’s exploration costs are made principally in both NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but recently has weakened considerably. Within the quarter the US:NZ exchange rate fluctuated between a high of 0.6442 and a low of 0.5925. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars

Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, exploration services have increased significantly in cost and are in greater demand than previously.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2005	2004	2003
	(US$ audited)	(US$ audited)	(US$ audited)
Oil and gas revenue	1,779,454	212,458	172,715
Gain on sale of petroleum and natural gas interests	-	-	3,896,306
Net earnings	(2,408,559)	(5,718,533)	47,616
Per share (basic)	(0.12)	(0.42)	0.01
Per share (diluted)	(0.12)	(0.42)	0.01
Total assets	28,207,062	17,883,148	12,125,667
Oil and gas properties expenditures	6,119,897	2,395,754	2,147,426
Total liabilities	3,534,477	1,882,960	2,556,371
Shareholders' equity	24,672,585	16,000,188	9,569,296

Results of Operations

Update for the Quarter Ended June 30, 2006

The only significant revenue within the quarter was derived from joint venture recoveries and interest which totaled $437,888 for the quarter.

General and administrative expenses were $966,052 for the quarter ended June 30, 2006 compared to $842,332 to the same period in 2005. The increase of $123,720 was primarily attributable to:

-	increased salaries as a result of increased resourcing levels required to implement the Company strategy (increase of $99,186);

-	increased occupancy and related costs of $20,653 were incurred as a result of relocation of the company’s premises and associated costs related to increased staffing levels;

-

increased directors fees of $26,228 were incurred reflecting changes in the composition of the Board and to bring director remuneration into line with the market.Stock compensation expense increased from $19,691 in the June 2005 quarter to $146,155 in the June 2006 quarter. This arose as a result of the share options that were issued to employees and directors over the past 12 months.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

For the quarter ended June 30, 2006, the Company incurred a net loss of $21,129 compared to a net loss of $857,559 for the quarter ended June 30, 2005. The decreased loss of $836,430 was primarily attributable to:

-	decreased net production (sales less royalties, depletion and production costs) of $171,948 arising from the cessation of test production activities in the Cheal field;

-	increased general and administrative expenses of $123,720 as described above;

-	increased stock compensation expenses of $126,464 as described above;

offset by;

-	increased miscellaneous income of $139,549 from joint venture activities (overhead recoveries) and interest on funds invested;

-

decreased impairments of oil and gas properties of $402,566 consistent with the full cost accounting policy. Following the recognition of proved reserves, the Company did not have any impairments relating to unproved properties in New Zealand as the estimated cash flows from the proved property reserves under the full cost ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool;

-	decreased exchange loss of $733,476 as the March 2006 exchange loss reversed.

Summary of Quarterly results

	Net	Net loss	Net loss	Net loss
	Revenue	for the	per share	per share
		period	'basic'	'diluted'

2006
First quarter	2,230	(1,742,802)	(0.08)	(0.08)
Second quarter	(3,012)	(21,129)	(0.00)	(0.00)

2005
First quarter	98,415	(406,899)	(0.02)	(0.02)
Second quarter	162,233	(857,559)	(0.05)	(0.05)
Third quarter	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter	274,227	(927,622)	(0.04)	(0.04)

2004
Third quarter	128,793	(65,063)	(0.00)	(0.00)
Fourth quarter	(109,658)	(4,986,749)	(0.37)	(0.37)

The figures included in the table above for March and June 2005 quarters reflect the amended results arising from the change in the treatment of net test production income. This change was reported fully in the September 2005 MD&A and followed the Company ascertaining that test production proceeds were able to be recorded as ‘revenue’ rather than

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

a reduction in permit carrying value (refer to Note 3 of the Company’s interim quarterly financial statements).

Due to net losses incurred during 2004, 2005 and 2006,stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits of $8.9 million at June 30, 2006.

The Company’s management estimates that the total obligations under various work programs are $8.9 million as at June 30, 2006. In addition to this is a further obligation in respect to the outstanding balance of the prepaid gas agreement with NGC totaling $1.1 million. This prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. Further information can be found in Note 15 of the Company’s 2005 annual Financial Statements.

The Company’s obligations are summarized in the following table. The obligations include a 36.5% share in the proposed Cheal field development and 3D seismic survey over the Cheal and Cardiff permit areas, The obligations also include a 55% interest in the potential Ratanui-1 well and a 35% share in a seismic program in PPL 235 (Papua New Guinea). At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized.

	Obligations by Period
	Total	< 1 year	1 - 3 years	4 - 5 years	> 5 years
Long Term Debt	0	0	0	0	0
Capital Lease	0	0	0	0	0
Operating Leases	581,359	117,159	205,401	194,099	64,700
Purchase Obligations	0	0	0	0	0
Other Long Term	9,985,899	8,887,053 (1)		0	1,098,846 (2)
Total Contractual
Obligations	10,567,258	9,004,212	205,401	194,099	1,163,546

(1) Other Long Term Obligations that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations.
(2) Other Long Term Obligations classified as ‘After 5 years’ is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 15 of the Company’s 2005 annual Financial Statements for further detail)

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

Related Party Transactions

Directors received a total remuneration of $55,187 during the six months to June 30, 2006 (six months to June 30, 2005 - $29,570). Directors fees were increased from January 1, 2006 to take account of the changed board composition and market practices.

During the six months ended June 30, 2006 the Company also paid:
-	a company that employs a former Director $1,500 (six months to June 30, 2005 – $9,000) for financial services. This was paid in the normal course of business.
-

the former CEO, and director, $95,629 for consultancy services (in the six months to June 30, 2005 the director was paid as an employee of the Company). This payment was made in accordance with the severance package agreed with the former Chief Executive Officer.

Proposed Transactions

Discussions which may in due course lead to further funding arrangements or farm-outs are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended March 31, 2006.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a)      Prepaid Gas Revenue

The Company entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. All costs associated with the

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

Kahili property have previously been written off, while the prepaid liability is recorded at $1,098,846. As the advance is repayable in New Zealand dollars, the balance outstanding fluctuates as a consequence of changes in the US$:NZ$ exchange rate. The Company has until 2013 to discharge its obligation under the agreement, either through gas sales, by cash or issue of equity in one of the company’s subsidiaries.

b)      Incentive Stock Options

The Company adopted a Share Option Plan on May 2, 2006 which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended June 30, 2006 (see Note 8(b)). In the quarter ended June 30, 2006 there were no stock option grants made by the Company. In the six months ended June 30, 2006 a total of 141,666 stock options (of which 69,000 were vested) have either been forfeited or expired unexercised.

In the quarter ended June 30, 2006, a total of 3,334 stock options were exercised at an exercise price of $1.25 for total proceeds of $4,168.

c)      Share Purchase Warrants

During 2005, 4,000,000 units at $2.50 were issued by the Company under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company. As at June 30, 2006 all these warrants remain outstanding.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Period Ended June 30, 2006

Outstanding Share Data (as at June 30, 2006):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	22,744,787
Incentive Stock Options	805,000 (vested) 830,000 (un-vested)	Various (October 15, 2007 to February 2, 2011) (fully/partially vested)	Exercisable for 1 common share each at $1.20 to $2.75
Share Purchase Warrants	2,000,000	October 13, 2006	Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

“Richard Webber”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.